

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

Via E-mail
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Daily Net Asset Value Trust, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital Daily Net Asset Value Trust, Inc.**
> **Post-effective amendment to Form S-11**
> **Filed December 9, 2011**
> **File No. 333-169821**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Declaration of Distribution, page S-2

1. We note, on September 15, 2011, your board of directors declared a distribution rate equal to $0.63 per annum based on the common stock price of your securities. This distribution disclosure appears to be an estimated dividend yield. However, you do not appear to own any operating properties. In this regard, although we note your board of directors approved, on December 8, 2011, the acquisition of four single-standing stores, these acquisitions do not appear to have been completed. Please provide us detailed, quantitative evidence that you have a reasonable basis for your estimated dividend yield.

Escrow Break, page S-11

2.   We note that you changed the minimum offering requirement so that now the
        purchase of shares by your directors, officers and other affiliates will be included for
        purposes of determining whether the minimum has been sold. Please confirm that
        any investors who have already submitted subscription proceeds will have the money
        returned to them or, alternatively, that no investors have submitted subscription
        proceeds. In addition, please confirm that your directors, officers and other affiliates
        will not purchase all the shares needed to reach the minimum offering and break
        escrow. Also, please confirm that you will disclose the amounts purchased by
        insiders at the time escrow is broken.

Risk Factors, page S-14

3.   We note your disclosure beginning on page S-14 that the published NAV per share
        may not fully reflect changes in value that may have occurred since the prior
        valuation. Please explain to us in detail how you intend to update the prospectus to
        reflect significant events that will have a material impact on NAV before such impact
        is reflected in the NAV calculation.

4.   We note your disclosure beginning on page S-14 stating your independent valuer will
        calculate estimates of the market value of your principal assets and liabilities and
        otherwise attributing the disclosed value of your assets to your independent valuer.
        Please revise your disclosure in all instances to state that your advisor is ultimately
        responsible for calculating your NAV. We note similar disclosure in the risk factors
        on pages S-14 and S-15 referring to the independent valuer performing valuations.

Share Repurchase Program, page S-25

5.   We note your disclosure beginning on page S-25 regarding revisions to your share
        repurchase program. We urge you to consider whether any changes to your share
        repurchase program preclude your reliance on the no-action letter dated July 21, 2011
        that you received from the Office of Mergers and Acquisitions.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration
statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
    Proskauer Rose LLP